FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Factsheet

NOKIA	Alcatel·Lucent
A leader in the fields of network infrastructure, mapping and location-based technologies and advanced technology development and licensing	**The leading IP networking, ultra-broadband access, and cloud technology specialist**

Key facts

NOKIA

History dates back to 1865

More than
61 000 employees
with more than 6 000 in Finland

Conducts sales in more than
140 countries

- Listed on the **Helsinki Stock Exchange** and **NYSE**
- Senior management:
  - Risto Siilasmaa, Chairman
  - Rajeev Suri, President and Chief Executive Officer (CEO)

Alcatel·Lucent

Founded in 1898 under the name Alcatel

More than
52 000 employees
with more than 7 000 in France

Present in
130 countries

- Listed on both the **NYSE** and **Euronext Paris**
- Senior management:
  - **Philippe Camus**, Chairman
  - **Michel Combes**, CEO of Alcatel

Research and Development

Future Works

12 countries

- High performance networks (5G, software defined networking, Telco Cloud, analytics)

Bell Labs

15 countries

- Ultra Broadband, IP, Cloud

Portfolio overview

Nokia Networks

- 3rd market share in **mobile radio networks** and **telecommunications services**
- Sales in over **120 countries**, served by approximately **54 600 employees**, it has the global reach and scale to deliver high-quality solutions to the largest operators

HERE

- Global leader in **mapping and location intelligence**
- Maps power **four out of five** in-car navigation systems in North America and Europe, and its location platform is used by leading internet companies in more than **190 countries**
- More than **13 million cars** were sold with HERE maps on board during 2014

Nokia Technologies

- Develops and licenses **cutting-edge innovations** that are powering the next revolution in computing and mobility, starting with the new Nokia N1 Android tablet
- IP portfolio, of approximately **10 000 patent families** (**30 000 individual patents** and patent applications), invested more than **EURO 50 billion** in enabling technologies in most of the mobile devices used today

Core Networking

- World leader (nr. 2) in **IP Routing** (IP infrastructure for service providers, telecommunication operators and enterprise customers)
  - More than 650 clients in 130 countries
- A world leader **IP Transportation**
  - More than 1 000 clients (subsea and landline – 4th worldwide)
- **IP Platform** software and services for telecommunications operators and service providers
- **IMS** world leader

Access

- Among the key innovators in infrastructure for telecommunications operators with **Wireless Access** activity
- RAN n°4, LTE n°4, leader on small cells technology
- Key player in **ultra-broadband technology** for Fixed Access
- N°1 in DSL and VDSL2, n°3 in GPON
- **Major R&D and Licencing** business with more than 33 000 active patents, including 3,000 obtained in 2014 and 15 000 pending applications
- **200 million** clients through **80 networks**

Growth/Expansion Strategy

Nokia Networks

- Accelerating **leadership in radio**
- Growing **professional services**
- Winning in technology transition to the **Telco Cloud**
- Targeting the opportunities in **Internet of Things** and data analytics

The Shift Plan

- Deliver software and services through new, **cloud-driven business models**
- Address **new market segments** with our go-to-market partners
- Drive the technological change required to **build the networks of the future**

Key Financial Data (2014) Revenue by segment Revenue by geography €12.7bn Net sales €13.2bn Net sales €7.7bn Cash EUR €5.6bn Cash EUR (1.9) Debt (excl. converts) (3.9) Debt (excl. converts) €5.8bn Net cash €1.6bn Net cash €2.5bn Total R&D €2.2bn Total R&D 1.6 Adj. EBIT 0.6 Adj. EBIT 12.8% EBIT margin 4.7% EBIT margin 88% 8% 5% 36% 18% 23% 44% 31% 26% 15% 10% 16% 10% 11% 9% 8% 8% 5% 16% 11% 3% Networks HERE Technologies Wireless Access IP Routing IP Transport IP Platforms Fixed Access Managed services Licensing Europe APJ / India North America Greater China MEA LatAm Europe APJ / India North America Greater China MEA LatAm 54% Mobile broadband 46% Global services €13.2bn 2014 revenues €12.7bn 2014 revenues

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; the expected benefits of the proposed transaction; Nokia’s role in radio, professional services, telco cloud and internet of things; Alcatel-Lucent’s role in cloud-driven business models; and Alcatel-Lucent’s ability to address new market segments and build the networks of the future. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not  a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.